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BY REGISTERED POST

[redacted]

08000122

28 December 2007

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

Attention: Ms Sandra Folsom

SUPPL

RECEIVED
2008 JAN -9 A 10:

Dear Sirs,

SCMP Group Limited (Exemption No. ~~33-51010~~)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

> Announcement on Continuing Connected Transactions and
> Connected Transaction

Yours faithfully,
For and on behalf of
SCMP Group Limited

PROCESSED
JAN 11 2008
THOMSON FINANCIAL

Vera Leung
Legal Counsel and Company Secretary

Enclosure

VL/jc

CoSec\Correspondence\announcement distribution – continuing connected transactions 1207

SCMP Group Limited

SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

CONTINUING CONNECTED TRANSACTIONS AND CONNECTED TRANSACTION

SCMPP, a wholly-owned subsidiary of the Company signed two agreements with Kerry Holdings on 27 December 2007 for the provision of advertising services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2008 to 31 December 2008.

SCMPP also signed an agreement with the advertising agent of SLIHM on 27 December 2007 for the provision of advertising services to Shangri-La hotels and resorts for the period from 1 January 2008 to 31 December 2008.

SCMPP also signed a publication service agreement with Kerry Properties on 27 December 2007, whereby SCMPP will publish two issues of "The Dress Circle" magazine for Kerry Properties.

Kerry Holdings and Kerry Properties are subsidiaries of Kerry Group Limited. SLIHM is an indirect wholly-owned subsidiary of SLA and SLA is an associate (as defined in the Listing Rules) of Kerry Group Limited. As Kerry Group Limited is a connected person of the Company, the transactions under the respective advertising service agreements with Kerry Holdings and the advertising agent of SLIHM constitute continuing connected transactions and are subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules. Whereas, the transaction under the publication service agreement with Kerry Properties constitutes a connected transaction and is subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Listing Rules, details of the transaction will be included in the next published annual report and accounts of the Company. All of the above transactions do not require the approval of the Company's independent shareholders.

CONTINUING CONNECTED TRANSACTIONS AND CONNECTED TRANSACTION

SCMPP, a wholly-owned subsidiary of the Company signed two agreements with Kerry Holdings on 27 December 2007 for the provision of advertising services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2008 to 31 December 2008. SCMPP also signed an agreement with the advertising agent of SLIHM on 27 December 2007 for the provision of advertising services to Shangri-La hotels and resorts for the period from 1 January 2008 to 31 December 2008. SCMPP also signed a publication service agreement with Kerry Properties on 27 December 2007, whereby SCMPP will publish two issues of "The Dress Circle" magazine for Kerry Properties.

Kerry Group Limited is a substantial shareholder (as defined in the Listing Rules) of the Company holding approximately 43.93% of the Company's issued share capital as at the date of this announcement. Kerry Holdings and Kerry Properties are subsidiaries of Kerry Group Limited. SLIHM is an indirect wholly-owned subsidiary of SLA and SLA is an associate (as defined in the Listing Rules) of Kerry Group Limited. Accordingly, Kerry Group Limited, Kerry Holdings, Kerry Properties, SLA and SLIHM are connected persons (as defined in the Listing Rules) of the Company.

The transactions under the respective advertising service agreements with Kerry Holdings and the advertising agent of SLIHM constitute continuing connected transactions for the Company subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules. Whereas, the transaction under the publication service agreement with Kerry Properties constitutes connected transaction for the Company subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Listing Rules, details of the transaction will be included in the next published annual report and accounts of the Company.

ADVERTISING SERVICE AGREEMENTS

SCMPP is involved in the business of publishing, printing and distribution of the *South China Morning Post* and *Sunday Morning Post*, entered into the following agreements for the provision of advertising services.

(a) An agreement in writing dated 27 December 2007 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide classified advertising and corporate notices services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2008 to 31 December 2008. The service fee shall be based on the advertising services provided by reference to the prevailing commercial rates charged by SCMPP of other customers and are no more favourable to Kerry Holdings than those available to independent third party customers.

(b) An agreement in writing dated 27 December 2007 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide display advertising services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2008 to 31 December 2008. The service fee shall be based on the advertising services provided by reference to the prevailing commercial rates

charged by SCMPP of other customers and are no more favourable to Kerry Holdings than those available to independent third party customers.

(c) An agreement in writing dated 27 December 2007 made between SCMPP and the advertising agent of SLIHM whereby SCMPP agreed to provide advertising services to Shangri-La hotels and resorts for the period from 1 January 2008 to 31 December 2008. The service fee shall be based on the advertising services provided by reference to the prevailing commercial rates charged by SCMPP of other customers and are no more favourable to SLIHM than those available to independent third party customers.

Payment terms

The service fees payable pursuant to the above agreements are payable in cash or by cheque by the end of the month following the month in which SCMPP issued invoices.

Compliance with Listing Rules and Annual Cap

Total advertising service fees received for advertising services provided to Kerry Holdings and other companies in the Kerry Group including SLIHM in the financial years ended 31 December 2004, 2005 and 2006 and in the ten months ended 31 October 2007 are HK$4,954,512, HK$4,413,924, HK$4,330,456 and HK$4,039,319, respectively. The Company expects that the aggregate amount of advertising service fees receivable for advertising services provided and to be provided to Kerry Holdings and other companies in the Kerry Group including SLIHM for the financial year ending 31 December 2007 will not exceed the annual cap of HK$7 million as stated in the Company's announcement dated 13 December 2006.

It is expected that the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the transactions entered into pursuant to the above agreements (a), (b) and (c) for the financial year ending 31 December 2008 will be more than 0.1% but less than 2.5%, and therefore subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules. The Company expects that the maximum aggregate amount of service fees receivable under the aforesaid two agreements dated 27 December 2007 made between SCMPP and Kerry Holdings and the agreement dated 27 December 2007 made between SCMPP and the advertising agent of SLIHM will be HK$7 million for the financial year ending 31 December 2008. Such maximum aggregate amount is estimated based on the advertising expenditure of the relevant subsidiaries of Kerry Holdings and other companies in the Kerry Group including SLIHM in the financial years ended 31 December 2005 and 2006, respectively, and the estimated advertising expenditure of the relevant subsidiaries of Kerry Holdings and other companies in the Kerry Group including SLIHM in the financial year ending 31 December 2007 as well as the market's view over the increase in economic activity and consumer confidence in 2008. In accordance with Rule 14A.36 of the Listing Rules, the Company will re-comply with Rules 14A.35(3) and (4) of the Listing Rules if the HK$7 million cap is exceeded or when the above agreements are renewed or there is a material change to the terms of the agreements.

PUBLICATION SERVICE AGREEMENT

SCMPP entered into an agreement in writing with Kerry Properties on 27 December 2007, whereby SCMPP will publish two issues of "The Dress Circle" magazine for Kerry Properties. A maximum total service fee of HK$1,500,000 (average HK$750,000 for each issue) would be payable by Kerry Properties to SCMPP under the publication service agreement.

The service fee was determined based on the editorial cost, project management cost, printing and other production costs involved in providing the services under the publication service agreement.

The total maximum amount of service fee receivable under the publication service agreement would be HK$1,500,000. As the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the transaction entered into pursuant to the publication service agreement are more than 0.1% but less than 2.5%, the concerned transaction is subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Listing Rules, details of the transaction will be included in the next published annual report and accounts of the Company.

OPINION OF THE DIRECTORS

The terms of the advertising service agreements and publication service agreement were arrived at after arm's length negotiations between the relevant parties, respectively. The Directors, including independent non-executive Directors of the Company, are of the view that the above transactions are and will be conducted on normal commercial terms that are no less favourable to the Group than terms available to or from independent third party customers, are fair and reasonable so far as the Company and the shareholders of the Company are concerned and are in the interests of the Company and the shareholders of the Company as a whole. The Directors, including independent non-executive Directors of the Company, are of the view that the Company's said estimation of the maximum aggregate amount of HK$7 million, being advertising service fees receivable under the above advertising service agreements, is fair and reasonable.

REASONS FOR ENTERING INTO THE TRANSACTIONS

The Company is an investment holding company. The principal activities of the Group consist of the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications. The Group is also involved in property investment, video and film post-production and music publishing through its subsidiaries.

SCMPP, a wholly-owned subsidiary of the Company, is in the newspaper and magazine publishing business. Publications include the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications in Hong Kong.

Kerry Holdings is an investment holding company and is a subsidiary of Kerry Group Limited. Kerry Group Limited is an investment holding company. The principal activities of other companies in the Kerry Group which are involved in the above

transactions consist of property development and investment; logistics, freight and warehouse ownership and operations; infrastructure-related investment; ownership and operation of hotels and associated properties and provision of hotel management and related services.

Kerry Properties is an investment holding company. Kerry Properties and its subsidiaries are principally engaged in property development and investment, logistics, freight and warehouse ownership and operations, infrastructure-related investment and hotel ownership.

SLIHM, an indirect wholly-owned subsidiary of SLA, is principally engaged in hotel management, marketing, consultancy and reservation services. SLA is an associate (as defined in the Listing Rules) of Kerry Group Limited. SLA is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services.

The provision of advertising services and publication services are in the ordinary and usual course of businesses of the Group. The terms of the advertising service agreements and publication service agreement were arrived at after arm's length negotiations between the relevant parties, respectively. The Directors, including the independent non-executive Directors, consider that the above transactions are and will be conducted on normal commercial terms and are beneficial to the business of the Company and the interests of the shareholders of the Company as a whole.

OTHER INFORMATION

The Company understands that "The Dress Circle" magazine is Kerry Properties' periodical community publication providing information to its investors, business partners, clients and residents.

The Company announced on 12 January 2007 that SCMPP and Kerry Properties entered into an agreement dated 12 January 2007, whereby SCMPP was engaged to publish three issues of "The Dress Circle" magazine for Kerry Properties. Two issues of the magazine were published in June and October 2007 and the last issue will be published in January 2008. The maximum total service fee receivable from Kerry Properties under the agreement dated 12 January 2007 is HK$1,821,000 (HK$607,000 for each of the three issues).

DEFINITIONS

"Company"	SCMP Group Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Main Board of the Hong Kong Stock Exchange
"Directors"	Directors of the Company including independent non-executive directors
"Group"	Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's

	Republic of China
"Kerry Group"	Kerry Group Limited, a substantial shareholder of the Company (as defined in the Listing Rules) and its subsidiaries and associates (as defined in the Listing Rules)
"Kerry Holdings"	Kerry Holdings Limited, a subsidiary of Kerry Group Limited
"Kerry Properties"	Kerry Properties Limited, a subsidiary of Kerry Group Limited and whose shares are listed on the Main Board of the Hong Kong Stock Exchange
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"SCMPP"	South China Morning Post Publishers Limited, a wholly-owned subsidiary of the Company
"SLA"	Shangri-La Asia Limited, an associate (as defined in the Listing Rules) of Kerry Group Limited
"SLIHM"	Shangri-La International Hotel Management Limited, an indirect wholly-owned subsidiary of SLA

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 27 December 2007

As at the date hereof, the Board comprises:

Executive Directors
Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong

Non-executive Directors
Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Dr. David J. Pang

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

This announcement is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk under "Latest Listed Company Information" and on the website of the Company at http://www.scmpgroup.com under "Investors".

* *For identification purpose only*

END